JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the ordinary shares, par value £0.0001 per share, of Rezolve AI plc, a public limited company registered under the laws of England and Wales with registration number 14573691, and further agree that this Joint Filing Agreement be included as an Exhibit thereto. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 10th day of October, 2025.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 10th day of October, 2025.

/s/ Daniel Wagner
DANIEL WAGNER

ESTATE OF JOHN WAGNER

By:	/s/ Daniel Wagner
Name:	Daniel Wagner
Title:	Executor
DBLP SEA COW LIMITED

By:	/s/ Daniel Wagner
Name:	Daniel Wagner
Title:	Director